SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                              September 14, 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  'BT sets out global vision' announcement made on
                 14 September, 2006


September 14, 2006


                           BT SETS OUT GLOBAL VISION


   - Revenues from US, Japan, India and China to more than double by 2008/9 -

   - Italy and Germany to both become 1 billion euro operations by 2008/9 -

   - GBP400 million of annualised cost savings to be delivered by 2008/9 -

BT today set out its global vision predicting strong growth in the US, Japan, India and China. Revenues from those important markets are expected to more than double by 2008/9 whilst the company said it is targeting turnover of one billion euros in both the Italian and the German markets during the same period.

BT also announced it will deliver GBP400 million of annualised cost savings from its Global Services division by 2008/9. This will help the division to invest for the future and achieve its targets for EBITDA growth.

The company also revealed it will launch Corporate Fusion in early 2007 as well as expand its global network providing it with a further competitive edge over its competitors.

BT Global Services is the fastest growing division within the BT Group. It supports large businesses and organisations across the globe. Its chief executive Andy Green said today: "BT Global Services is thriving. We have transformed the division into a leading supplier of networked IT services based on the most extensive and resilient network in the world. We have very ambitious plans and BT's brand is fast becoming as familiar to businessmen in New York, Tokyo, Mumbai and Shanghai as it is in Europe.

"BT's corporate business is an increasingly important part of the company's growth strategy. Our diversification into global networked IT services sets BT apart from other telcos."

BT Global Services provides its customers with networked IT services based on BT's global network. The division employs 27,500 staff in 53 countries and supplies services in more than 170 countries. Clients include Reuters, Unilever, Philips and the NHS. The division achieved 15 per cent revenue growth last financial year winning GBP5.4bn in networked IT services orders in that period.

Whilst the division currently generates most of its revenues from the UK and Western Europe, BT confirmed today that it expects to more than double its revenues in the US, Japan, India and China over the next three years. This growth will be driven by an increase in investment and personnel in those countries. The company also expects both its German and Italian operations to generate revenues of 1 billion euros by 2008/9 and for there to be double-digit growth in Spain and the Benelux countries.

BT revealed it is currently adding a new city to its MPLS network every week and connecting more than 3,000 customer sites a month. The capacity of the network has been expanded six fold over the last year and carries the digitised equivalent of the Library of Congress, Washington DC, five times a day. BT believes its global 21st century network is already the broadest, richest and most resilient in the world enabling companies and organisations to instantly trade across the globe with complete confidence.

Finally, BT announced it is to launch Corporate Fusion in early 2007. This is a new service for large organisations enabling them to take advantage of fixed-mobile convergence and their increasing deployment of IP telephony and WiFi coverage. This will potentially deliver greater productivity, the possibility of reduced GSM call costs and an improved quality of service. Leeds City Council were confirmed today as the first major triallist for the innovative service.


                                      ENDS


   -Certain statements in this release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: continued growth in revenue and accelerating EBITDA growth; cost savings; the launch of new products and services; and growth in non-UK business.


   -Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.


   -Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; developments in the convergence of technologies; fluctuations in foreign currency exchange rates and interest rates; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT in certain communications markets; and general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.


 Inquiries may also be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre



About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2006, BT Group's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 14 September, 2006